                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                             Aspect Medical Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    045235108
                        ------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 pages

CUSIP NO. 045235108
          ---------

------------------------------------------------------------------------------
 (1)  Names of Reporting Persons
      I.R.S. Identification No. of above persons (entities only)

      QuestMark Partners, L.P.
      52-2142877
------------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member   (a)  / /
      of a Group*                             (b)  /X/
------------------------------------------------------------------------------
 (3)  SEC Use Only

------------------------------------------------------------------------------
 (4)  Citizenship or Place of Organization
      Delaware
------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     777,942 (includes warrants to purchase 77,093
 Owned by                         shares, which are currently exercisable)
 Each Reporting              --------------------------------------------------
 Person With:                 (6) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  777,942
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     777,942
------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     /X/
------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     4.3%
------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
 (1)  Names of Reporting Persons
      I.R.S. Identification No. of above persons (entities only)

      QuestMark Partners Side Fund, L.P.
      52-2142894
------------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member   (a)  / /
      of a Group*                             (b)  /X/
------------------------------------------------------------------------------
 (3)  SEC Use Only

------------------------------------------------------------------------------
 (4)  Citizenship or Place of Organization
      Delaware
------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     137,808 (includes warrants to purchase 13,657
 Owned by                         shares, which are currently exercisable)
 Each Reporting              --------------------------------------------------
 Person With:                 (6) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  137,808
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     137,808
------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     /X/
------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     0.8%
------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
 (1)  Names of Reporting Persons
      I.R.S. Identification No. of above persons (entities only)

      QuestMark Advisers, LLC
      52-2128811
------------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member   (a)  / /
      of a Group*                             (b)  /X/
------------------------------------------------------------------------------
 (3)  SEC Use Only

------------------------------------------------------------------------------
 (4)  Citizenship or Place of Organization
      Maryland
------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     915,750 shares (including warrants to
 Owned by                         purchase 90,750 shares, which are currently
 Each Reporting                   exercisable) of which 777,942 shares are
 Person With:                     directly held by QuestMark Partners, L.P. and
                                  137,808 shares are directly held by QuestMark
                                  Partners Side Fund,L.P.
                             --------------------------------------------------
                              (6) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  915,750 shares (including warrants to
                                  purchase 90,750 shares, which are currently
                                  exercisable) of which 777,942 shares are
                                  directly held by QuestMark Partners, L.P. and
                                  137,808 shares are directly held by QuestMark
                                  Partners Side Fund,L.P.
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     915,750
------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     /X/
------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     5.1%
------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     PN
------------------------------------------------------------------------------

ITEM 1.

    (a)   Name of Issuer:
          Aspect Medical Systems, Inc.
          ---------------------------------------------------------------------


    (b)   Address of Issuer's Principal Executive Offices:
          141 Needham Street
          Newton, MA  02464-1505
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing:

           (i) QuestMark Partners, L.P. is a Delaware limited partnership. The name of the general partner for QuestMark Partners, L.P. is QuestMark Advisers, LLC, a Maryland limited liability company. The voting members of QuestMark Advisers, LLC are Benjamin S. Schapiro, Thomas Hitchner, Invus C.V., QuestMark Executive Partners, LLLP, Schapiro Family 1999 Trust, Irrevocable Trust for Anna L. Hitchner and Irrevocable Trust for Cara R. Hitchner. The business address of each of these entities and persons is c/o QuestMark Partners, L.P.,1 South Street, Baltimore, Maryland 21202.

          (ii) QuestMark Partners Side Fund, L.P. is a Delaware limited partnership. The name of the general partner for QuestMark Partners Side Fund, L.P. is QuestMark Advisers, LLC, a Maryland limited liability company. The voting members of QuestMark Advisers, LLC are Benjamin S. Schapiro, Thomas Hitchner, Invus C.V., QuestMark Executive Partners, LLLP, Schapiro Family 1999 Trust, Irrevocable Trust for Anna L. Hitchner and Irrevocable Trust for Cara R. Hitchner. The business address of each of these entities and persons is c/o QuestMark Partners, L.P.,1 South Street, Baltimore, Maryland 21202.

         (iii) QuestMark Advisers, LLC is a Maryland limited liability company. The voting members of QuestMark Advisers, LLC are Benjamin S. Schapiro, Thomas Hitchner, Invus C.V., QuestMark Executive Partners, LLLP, Schapiro Family 1999 Trust, Irrevocable Trust for Anna L. Hitchner and Irrevocable Trust for Cara R. Hitchner. The business address of each of these entities and persons is c/o QuestMark Partners, L.P.,1 South Street, Baltimore, Maryland 21202.
          ---------------------------------------------------------------------

    (b)   Address of Principal Business Office or, if None, Residence:

          1 South Street, Suite 800
          Baltimore, MD 21202
          ---------------------------------------------------------------------

    (c)   Citizenship:

           (i) QuestMark Partners, L.P. is a Delaware limited partnership. QuestMark Advisers, LLC is a Maryland limited liability company. The members of QuestMark Advisers, LLC are all citizens of the United States.

          (ii)  QuestMark Partners Side Fund, L.P. is a Delaware limited
                partnership.   QuestMark Advisers, LLC is a Maryland limited
                liability company. The members of QuestMark Advisers, LLC are all citizens of the United States.

         (iii)  QuestMark Advisers, LLC is a Maryland limited liability company. The members of QuestMark Advisers, LLC are all citizens of the United States.
          ---------------------------------------------------------------------

     (d) Title of Class of Securities:
         ----------------------------
         Common Stock

     (e) CUSIP Number:
         ------------
         045235108

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR
         13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under Section 15 of the Exchange Act.

    (b) / / Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange
            Act.

    (d) / / Investment company registered under Section 8 of the Investment Company Act.

    (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

    (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

    QuestMark Partners, L.P.

    (a) Amount beneficially owned: 777,942 (1)
    ---------------------------------------------------------------------------
    (b) Percent of class: 4.3%
    ---------------------------------------------------------------------------
    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote: 777,942
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote: 0
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of: 777,942
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of:  0
              -----------------------------------------------------------------

    QuestMark Partners Side Fund, L.P.

    (a) Amount beneficially owned: 137,808 (1)
    ---------------------------------------------------------------------------
    (b) Percent of class: 0.8%
    ---------------------------------------------------------------------------
    (c) Number of shares as to which such person has:
    ---------------------------------------------------------------------------
          (i) sole power to vote or to direct the vote: 137,808
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote: 0
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of: 137,808
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of:  0
              -----------------------------------------------------------------

    QuestMark Advisers, LLC

    (a) Amount beneficially owned: 915,750 (1)
    ---------------------------------------------------------------------------
    (b) Percent of class: 5.1%
    ---------------------------------------------------------------------------
    (c) Number of shares as to which such person has:
    ---------------------------------------------------------------------------
          (i) sole power to vote or to direct the vote: 915,750
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote: 0
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of: 915,750
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of:  0
              -----------------------------------------------------------------

     (1) The figures for the amounts beneficially owned by QuestMark Partners, L.P., QuestMark Partners Side Fund, L.P. and QuestMark Advisers, LLC include warrants to purchase 90,750 shares (which are currently exercisable) but do not include shares held by the members of QuestMark Advisers, LLC, the general partner of QuestMark Partners, L.P. and QuestMark Partners Side Fund, L.P. QuestMark Partners, L.P., QuestMark Partners Side Fund, L.P. and QuestMark Advisers, LLC disclaim beneficial ownership of such shares of Common Stock held by the members of QuestMark Advisers, LLC. Each of QuestMark Partners, L.P., QuestMark Partners Side Fund, L.P. and QuestMark Advisers, LLC disclaims the existence of a group with respect to the Common Stock of the issuer. Each of QuestMark Partners, L.P. and QuestMark Partners Side Fund, L.P. disclaims beneficial ownership of the shares of Common Stock owned by the other.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.


                                  SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, QuestMark Partners, L.P., QuestMark Partners Side Fund, L.P. and QuestMark Advisers, LLC certify that the information set forth in this statement is true, complete and correct.

                                           QuestMark Partners, L.P.
                                           By:  QuestMark Advisers, LLC



                                            By:   /s/ Timothy L. Krongard
                                            Name: Timothy L. Krongard
                                            Title: Treasurer

                                           QuestMark Partners Side Fund, L.P.
                                           By:  QuestMark Advisers, LLC



                                            By:   /s/ Timothy L. Krongard
                                            Name: Timothy L. Krongard
                                            Title: Treasurer


                                           QuestMark Advisers, LLC



                                            By:   /s/ Timothy L. Krongard
                                            Name: Timothy L. Krongard
                                            Title: Treasurer
Date:  February 28, 2002

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Align Technology, Inc. and that this Agreement be included as an Exhibit to such joint filing.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 28th day of February, 2002.

                                           QuestMark Partners, L.P.
                                           By:  QuestMark Advisers, LLC



                                            By:   /s/ Timothy L. Krongard
                                            Name: Timothy L. Krongard
                                            Title: Treasurer

                                           QuestMark Partners Side Fund, L.P.
                                           By:  QuestMark Advisers, LLC



                                            By:   /s/ Timothy L. Krongard
                                            Name: Timothy L. Krongard
                                            Title: Treasurer



                                           QuestMark Advisers, LLC



                                            By:   /s/ Timothy L. Krongard
                                            Name: Timothy L. Krongard
                                            Title: Treasurer